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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED JAN 31 2003 207

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Riverside Avenue, 2nd Floor
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Fishman 203.226.8262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Knight + Company, CPA's (John Bolleri)
(Name – *if individual, state last, first, middle name*)

116 Sherman Street, P.O. Box 139, Fairfield, CT 06430
(Address) (City) (State) (Zip Code)

RECD S.E.C. JAN 31 2003 616

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 06 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID S. FISHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTPORT SECURITIES, LLC, as of 12/31/2002, 20_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature] 01/30/2003
Signature

MANAGING DIRECTOR
Title

Kathleen Walsh
Notary Public

KATHLEEN WALSH
NOTARY PUBLIC
MY COMMISSION EXPIRES 1/31/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTPORT SECURITIES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

MICHAEL J. KNIGHT & COMPANY, CPAS
Insight Not Hindsight

MJK & COMPANY CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE
Benedetto Maini, CPA

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06430
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
web: http://www.mjkcpas.com

REPORT OF INDEPENDENT AUDITOR

To the Members of
Westport Securities, L.L.C.

We have audited the accompanying balance sheets of Westport Securities, L.L.C. as of December 31, 2002 and 2001 and the related statements of income and changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Westport Securities, L.L.C. as of December 31, 2002 and 2001, and the results of operation and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15c3 and 17a5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
January 15, 2003

Westport Securities, L.L.C.
Balance Sheet
December 31, 2002 and 2001

	2002	2001
ASSETS		
Current assets:		
Cash and equivalents	$ 36,823	$ 32,623
Commissions receivable	7,018	66,039
Related company receivable	10,188	10,978
Total current assets	54,029	109,640
Property and equipment:		
EDP equipment and software	48,706	61,658
Furniture and fixtures	13,231	13,231
Less:accumulated depreciation	(55,283)	(64,654)
Net property and equipment	6,654	10,235
Other assets:		
Broker/dealer organization costs, net	1,505	3,380
Investment in NASD securities	17,600	21,700
Office lease deposit	12,220	12,220
Total other assets	31,325	37,300
Total assets	$ 92,008	$ 157,175

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Balance Sheet
December 31, 2002 and 2001

		2002		2001
LIABILITIES AND MEMBERS' EQUITY				
Current liabilities:				
Accounts payable	$	15,826	$	17,099
Total current liabilities		15,826		17,099
Members' equity:				
Members' equity		80,282		140,076
Other comprehensive income (loss)		(4,100)		-
Total members' equity		76,182		140,076
Total liabilities and members' equity	$	92,008	$	157,175

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Statement of Income and Changes in Members' Equity
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Insurance commissions	$ 168,040	$ 193,461
Mutual fund commissions	21,842	31,071
Related company supervision fees	99,160	97,717
Total revenues	289,042	322,249
Expenses:		
Accounting	2,226	2,283
Amortization	1,875	1,908
Commissions paid	57,541	54,941
Compliance and regulatory	10,866	9,304
Depreciation	3,581	10,468
Franchise tax	250	-
Legal	1,470	-
Licenses and permits	203	493
Outside services	72	79
Miscellaneous	1,592	1,276
Promotion and sales	-	645
Shared expenses from related company	99,160	129,827
Total expenses	178,836	211,224
Net operating income (loss)	110,206	111,025
Other income (expenses):		
Interest income	-	103
Total other income (expenses)	-	103
Net income	110,206	111,128
Members' equity:		
Beginning members' equity	140,076	103,948
Member distributions	170,000	75,000
Other comprehensive income (loss)	(4,100)	-
Ending members' equity	$ 76,182	$ 140,076

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Statement of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows used for operating activities:		
Net income (loss)	$110,206	$111,128
Adjustments to reconcile change in net income to cash used for operating activities:		
Depreciation and amortization	5,456	12,376
(Increase) decrease in commissions receivable	59,021	(51,020)
(Increase) decrease in related company receivable	790	1,152
(Increase) decrease in prepaid assets		9,759
Increase (decrease) in accounts payable	(1,273)	4,295
Increase (decrease) in accrued liabilities		(2,382)
Total adjustments	63,994	(25,820)
Net cash provided from operating activities	174,200	85,308
Cash flows from investing activities:		
Acquisition of property and equipment		(4,042)
Net cash used by investing activities	0	(4,042)
Cash flows from financing activities:		
Member capital distributions	(170,000)	(75,000)
Net cash used by financing activities	(170,000)	(75,000)
Net increase in cash and cash equivalents	4,200	6,266
Beginning cash and cash equivalents	32,623	26,357
Ending cash and cash equivalents	$36,823	$32,623

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Notes to Financial Statements
December 31, 2002
(See Report of Independent Auditor)

NOTE 1 – ORGANIZATION AND BACKGROUND

Westport Securities, L.L.C. (the Company) is a Connecticut limited liability company formed in 1995. The Company is a registered broker/dealer in securities with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with generally accepted accounting principles and is required by the SEC and NASD. The cash basis of reporting is used for reporting income taxes.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. At December 31, 2002, the Company had no cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from 3 to 7 years.

Investments – In accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Debt and Equity Securities", securities are classified into three categories: held-to-maturity, available-for-sale and trading. Securities classified as held-to-maturity, which are those the Company has positive intent and ability to hold to maturity, are reported at amortized cost. Securities classified as available-for-sale may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Available-for-sale securities are reported at fair value and include securities not classified as held-to-maturity or trading. Trading securities are those held principally for the purpose of selling in the near future and are carried at fair value. The Company has no securities that are held-to-maturity or trading as of December 31, 2002.

Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and are reported as a separate component of members' equity. Realized gains and losses are reported in earnings based on the adjusted cost of the specific security sold.

Income taxes – The Company is a limited liability company treated as a partnership. Accordingly, in lieu of Federal and state income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements.

Westport Securities, L.L.C.
Notes to Financial Statements
December 31, 2002
(See Report of Independent Auditor)

NOTE 3 – RELATED PARTY TRANSACTIONS

Resnick Investment Advisors, L.L.C. (RIA), an SEC Registered Investment Advisor is a related entity owned by the Company's members. It shares common office space, equipment and personnel with the Company. During the year ended December 31, 2002, the Company reimbursed RAS $99,160 for these shared expenses. As of December 31, 2002, the Company owes RIA $11,076.

The lease for the Company's office is paid for by RIA and is reimbursed via the shared expense arrangement as described above. The Company is the lessee on the office lease. (See Note 4)

The Company facilitates broker/dealer activities for RIA. For this arrangement, RIA reimburses the Company. For the year ended December 31, 2002, RIA paid $99,160.

NOTE 4 - LEASE COMMITMENTS

The Company leases its office facility under a ten-year lease arrangement. Under the terms of the lease agreement, the Company will pay $6,611 per month, plus all utilities. The lease expires on February 28, 2006. The future minimum lease payments under the remaining lease term as of December 31, 2002 is as follows:

Year Ended December 31	
2003	$79,332
2004	79,332
2005	79,332
2006	13,222
2007	
Thereafter	
Total	$251,218

Resnick Investment Advisors, L.L.C., a related company, pays this lease through a shared expense arrangement as described in Note 3.

NOTE 5 – RULE 15c3-3

Upon formation of the broker/dealer as described in Note 1, the Company will be exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 6 – NET CAPITAL REQUIREMENTS

Upon formation of the broker/dealer as described in Note 1, the Company will be subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of $28,015, which exceeded the minimum by $23,015. The Company's net capital ratio was 0.56 to 1.

NOTE 7 – INVESTMENT IN SECURITIES

During 2000, the Company has acquired 1,760 shares of the Nasdaq Stock Market, Inc. common stock via a private placement. During 2002, the shares of this company commenced trading in the over the counter market. The Company classifies this security as available-for-sale. The fair market value of the security as of December 31, 2002 is $17,600. The cost of the security was $21,700 or an aggregate unrealized loss of $4,100. This loss on securities available-for-sale has been included as a separate component of members' equity.

Westport Securities, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2002
Schedule I

Net Capital	
Total members' equity	$76,182
Deduct members' equity not allowable for net capital	0
Total members' equity qualified for net capital	76,182
Deductions/other charges:	
Related party receivables	10,188
Net property and equipment	6,654
Other assets	31,325
Total deductions/other charges	48,167
Net capital	$28,015
Aggregate indebtedness	
Accrued accounts payable	$15,826
Total aggregate indebtedness	$15,826
Computation of basic net capital requirement	
Minimum net capital required	$5,000
Excess net capital	$23,015
Ratio: Aggregate indebtedness to net capital	0.56

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5 (d)(4)
to Annual Audited Financial Statements
For the Year Ended December 31, 2002
Schedule II

Net Capital as reported on 4th Quarter Focus	$28,015
Adjustments from 4th Quarter Focus to Annual Audit	
No adjustments	
Total adjustments	0
Revised Net Capital as reported in the Annual Audit	$28,015

See report of independent auditor and notes to financial statements.

116 SHERMAN STREET
FAIRFIELD, CONNECTICUT 06824

(203) 259-2727
FAX: (203) 256-2727
http://www.mjkcpas.com